EXHIBIT 23.10

AGREEMENT DATED OCTOBER 2002 BETWEEN CRS AND
CORRIENTE RESOURCES LTD. REGARDING THE TACA TACA PROPERTY
SHARE PURCHASE AGREEMENT

- ii -

SHARE PURCHASE AGREEMENT

THIS AGREEMENT dated for reference October 7, 2002

BETWEEN:

CORRIENTE RESOURCES INC., a Cayman Islands corporation

(the “Vendor”)

AND:

CRS COPPER RESOURCES CORP. , a British Columbian company

(the “Purchaser”)

BACKGROUND

A.           The Vendor is the registered and beneficial owner of all the issued and outstanding shares in the capital of Corriente Argentina Inc. (the “Company”), being 1,000 common shares (the “Shares”) and the Company is the owner of all of the issued and outstanding shares (the “Argentina Shares”) in the capital of Corriente Argentina S.A. (the “A SUB”) being 1,500,000 ordinary shares.

B.            The Vendor, as the registered and beneficial owner of the Shares, has agreed to sell, and the Purchaser has agreed to purchase, the Shares on the terms and conditions contained in this Agreement.

TERMS OF AGREEMENT

In consideration of the premises and the covenants and agreements contained in this Agreement, the parties agree with each other as follows:

1.           DEFINITIONS

In this Agreement:

(a)	“Agreement” means this agreement and all Schedules.

(b)	“Closing Date” means March 31, 2003 or such other date as may be agreed in writing by the parties.

(c)
“Environmental Laws” means any applicable statute, bylaw or regulation relating to protection of the environment or any lawful order under any of them and any common law rule giving rise to liability in connection with pollution.

(d)	“Financial Statements” means the financial statements of the A SUB attached to this Agreement as Schedule 1, made up as of November 30, 2002.

(e)
“Hazardous Materials” means any contaminant, pollutant, waste, hazardous material, toxic substance, radioactive substance, petroleum and its derivatives and by products and other hydrocarbons, dangerous substances and dangerous goods, all as identified or defined in any Environmental Laws.

(f)	“Income Tax Act” means any applicable taxation or like laws, statutes, bylaws, regulations or rules.

(g)	“Inter-Corporate Indebtedness” means indebtedness of the Company or the A SUB to the Vendor or the Company, as the case may be.

(h)	“Material Contracts” means the contracts, permits and other arrangements of the Company described in Schedule 3.

(i)	“Property” means the property as described in Schedule 4.

(j)	“Purchase Price” means the sum of US$1,150,000 and 300,000 common shares of CRS Copper Resources Corp. payable by the Purchaser to the Vendor in accordance with the terms of this Agreement.

(k)	“Schedules” means the schedules referred to in Section 2.

(l)	“Technical Reports and Data” means all reports and data pertaining to the Original Claims which are in the possession and control of the Company.

(m)	“Time of Closing” means 10:00 a.m. (Vancouver time) on the Closing Date.

Definitions herein apply to the Schedules.

2.           SCHEDULES

The following schedules are attached to and incorporated in this Agreement by reference and deemed to be part of this Agreement:

Schedule 1 –	Financial Statements
Schedule 2 –	Material Contracts
Schedule 3 –	Property
Schedule 4 –	NPI Royalty

3.           PURCHASED SHARES AND PURCHASE PRICE

3.1         Purchase Price

Subject to the terms and conditions of this Agreement and based on the representations and warranties of the Vendor set forth in this Agreement, on the Closing Date the Vendor will sell, assign and transfer to the Purchaser and the Purchaser will purchase from the Vendor all (but not less than all) of the Shares for the Purchase Price, payable as follows:

a)	US$25,000 on the Closing Date;
b)	one year from the date of this Agreement, US$25,000 cash and 100,000 shares of the Purchaser;
c)	two years from the date of this Agreement, 100,000 shares of the Purchaser;
d)	three years from the date of this Agreement, 100,000 shares of the Purchaser;
e)	four years from the date of this Agreement, US$100,000; and
f)	five years from the date of this Agreement, US$1,000,000

in each case, where a cash amount, by cheque drawn on a Canadian chartered bank. In the event any of the foregoing payments shall not be made by the Purchaser, the Purchaser shall transfer to the Vendor the Shares and at the time as such transfer shall take all such steps to ensure that the Company and the A SUB are substantially in the same condition with substantially the same assets including, without limitation, the Property (other than property abandoned as contemplated herein) and such transfer shall be the Vendor’s sole recourse for such failure to pay and the Purchaser shall be released from all further obligations hereunder.

3.2         Shares and Payments Made by Shares

Any shares payable hereunder may have a hold period provided the Purchaser shall use commercially reasonable efforts to reduce such hold period to four months. Any stock issued hereunder by the Purchaser shall be listed on the TSX Venture Exchange (“TSX Venture”) or other recognized exchange. With the consent of the Vendor, the Purchaser may pay to the Vendor any of the cash payments set out in Section 3.1 in common shares (valued on the basis of the 20 day average trading price of such shares for the period ending 4 days prior to the payment) of the Purchaser.

4.            VENDOR’S REPRESENTATIONS AND WARRANTIES

Except for the representations and warranties provided for in this Agreement, the parties agree that the purchase and sale of the Property shall be on an “As-is, Where-is” basis, Purchaser acknowledges that it has conducted such examinations of the Property and the records and data related to it as it has deemed necessary or appropriate and that it is not relying upon any assurances or statements of the Vendor, other than those provided in this Agreement. The Vendor represents and warrants to the Purchaser as follows, such representations and warranties to be true and correct as of the date of this Agreement first above appearing and on the Closing Date as if they were made on the Closing Date (except insofar as such representations and warranties are stated to be given as of a particular date):

4.1	Corporate and Share Representations

	(a)	(i)
The Company is a company duly incorporated under the laws of the Cayman Islands, B.V.I., is not a reporting or public company, or listed on any stock exchange and is a valid and subsisting company in good standing.

(ii) The A SUB is a company duly incorporated under the laws of Argentina, is not a reporting or public company, or listed on any stock exchange and is a valid and subsisting company in good standing.

(b)

The Company and the A SUB were set up in accordance with law solely to facilitate the ownership of concessions in a foreign country, have been used for no other purpose and have the corporate power to own the assets owned by them, carry on the business carried on by them and, to the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, they have all licences and permits requisite for their business

(c)	(i) The authorized capital of the Company consists of 50,000 common shares,of which the Shares are the only shares of the Company issued and outstanding.

(ii) The authorized capital of the A SUB consists of 1,500,000 ordinary shares, of which the Argentina Shares are the only shares of the A SUB issued and outstanding.

(d)	The Shares and the Argentina Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company and the A SUB respectively.

(e)	The memorandum and articles and(or) constating documents, as the case may be, of the Company and the A SUB have not been altered since incorporation of the Company and the A SUB.

(f)	The Vendor owns the Shares and the Company owns the Argentina Shares as legal and beneficial owners, free and clear of all liens, claims, charges and encumbrances.

(g)	The Vendor has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title to and ownership of the Shares and ultimately the Argentina Shares to the Purchaser.

(h)
No person, firm or corporation has any agreement or option or any right capable of becoming an agreement to purchase or otherwise acquire the Shares or the Argentina Shares or any of the unissued shares in the capital of the Company or the A SUB, as the case may be or any other interest in the Company or the A SUB.

4.2	Financial and Tax Representations

(a)
The Financial Statements are true and correct in every material respect and present fairly the assets, liabilities and financial position of the A SUB as at November 30, 2002 and the results of operations to that date.

(b)
There are no financial statements for the Company however, to the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, the Company’s records have been kept by PriceWaterhouseCoopers in accordance with applicable law.

(c)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, there are no material liabilities, contingent or otherwise, of the Company or the A SUB which are not disclosed or reflected in the Financial Statements of A SUB or elsewhere in this Agreement except those incurred in the ordinary course of business. Neither the Company nor the A SUB has guaranteed, or agreed to guarantee, any debt, liability or other obligation of any person, firm or corporation.

(d)
Neither the Company nor the A SUB is indebted to the Vendor, the Company or any affiliate, director, officer or employee of the Company, the Vendor or the A SUB except and to the extent as shown on the Financial Statements.

(e)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, neither the Vendor nor any affiliate, officer, director or employee of the Company, the Vendor or the A SUB is now indebted or under obligation to the Company or the A SUB on any account, except as shown on the Financial Statements.

(f)
Since incorporation, no dividend or other distribution on any shares in the capital of the Company or the A SUB has been made, declared or authorized and neither the Company nor the A SUB has purchased nor redeemed nor agreed to purchase or redeem any of the Shares or the Argentina Shares.

(g)
Since incorporation, neither the Company nor the A SUB has paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of the Company, the Vendor or the A SUB except in the ordinary course of business and has not increased or agreed to increase the compensation of any director, officer or management employee.

(h)	Since incorporation, the business of the Company and the A SUB has been carried on in the ordinary course.

(i)
All material transactions of the Company and the A SUB have been promptly and properly recorded or filed in or with its respective books and records. The minute books of the Company and the A SUB contain records of all the meetings and proceedings of shareholders and directors of the Company and the A SUB.

(j)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, all tax returns and reports of the Company and the A SUB required by law to be filed before the date of this Agreement have been filed and are true, complete and correct and all taxes and other government charges have been paid or accrued and there will be no unpaid taxes or government charges in respect of the period ending on the Closing Date.

(k)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, adequate provision has been made for taxes payable for each current period for which tax returns are not yet required to be filed by the Company or the A SUB, and there are no waivers or other arrangements providing for an extension of time for the filing of any tax return, or payment of any tax, government charge or deficiency, by the Company or the A SUB.

(l)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, the Vendor is not aware of any reviews, reassessments, or queries regarding irregularities in respect of any tax filing or other like filing relating to the Company or the A SUB.

(m)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, both the Company and the A SUB have made all elections required to be made under applicable income tax legislation in connection with any distributions by the Company and all such elections were true and correct and in the prescribed form and were made within the prescribed time periods.

(n)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, there are no amounts outstanding and unpaid for which either the Company or the A SUB have previously claimed a deduction under the applicable Income Tax Act.

4.3	Property Representations

	(a)	The A SUB is the registered and beneficial owner of the Property.

(b)

Except for the royalty (“NSR”) of 1.5% of net smelter returns in favour of:

Sr. R. Romani;
Sr. M. Lanusse;
Sr. A. Golletti;
Sr. F. De La Rua;
Sr. H. Vittone;
Sr. R. Nuñez;
Sr. C. Saravia; and
Sr. E. De La Rua

to the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, the Property is free and clear of any encumbrances.

	(c)	The Property is in good standing.

(d)
The Vendor makes no representation or warranty of any kind, whether express or implied, with respect to the completeness or accuracy of the Technical Reports and Data, and the Purchaser acknowledges that it has made its own assessment of the merit of the Property.

(e)
The Vendor has not received written notice of any administrative or judicial judgment, order, decree or proceeding that relates to violation of Environmental Laws or other Laws with respect to the Property or the release, discharge, emission or disposal of Hazardous Materials on, to, from or under the Property or that relates to a violation of Environment Laws that has not been remediated to the satisfaction of the applicable governmental authority with jurisdiction over such release, discharge, emission or disposal.

	(f)	To the best of its knowledge of the Vendor having acted in a commercially reasonable fashion, the Vendor is not aware of any release of hazardous materials on, to, or from or under the Property.

4.4	Contractual Representations

(a)
The Material Contracts are all in all material respects in good standing and in full force and effect and the Vendor is not aware of any material default by the Company or the A SUB, as the case may be, or the other party to any such Material Contracts or any other agreement to which the Company or the A SUB is a party.

(b)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, neither the Company nor the A SUB has a pension plan, profit sharing plan, bonus plan, group insurance, deferred compensation plans, or similar plans or contracts or agreements, whether oral, written or implied, with employees, managers, accountants, suppliers, agents, distributors, officers, directors, lawyers, lessors, licencees or others.

(c)
There are no employees of the Company or the A SUB and have been no employees since April 2000 and the Company has never been party to any collective agreement. Neither the Company nor the A SUB has or could have, for work undertaken prior to the date hereof, any material employment or severance obligations.

4.5	General Vendor Representations Unless otherwise referred to herein:

(a)
There is no litigation, claim or proceeding, including appeals and applications for review, in progress or (to the best of the Vendor’s knowledge) pending or threatened against or relating to the Vendor, the Company, the A SUB or affecting the Property before any court, governmental department, commission, board, bureau or agency, or arbitration panel, and there is not presently outstanding against the Vendor, the Company, the A SUB or the Property any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or arbitrator which materially adversely affects the Property, the A SUB or the Company.

(b)
To the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, neither the Company nor the A SUB is in material breach of any law, ordinance, statute, regulation, bylaw, order, decree, or permit to which it is subject or which applies to it and the uses to which the assets of the Company or the A SUB have been put are not in breach of any law, ordinance, statute, regulation, bylaw, order, decree or permit.

	(c)	The Company does not carry on business anywhere other than the Cayman Islands and the A SUB does not carry on business anywhere other than Argentina.

(d)
Neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate the memorandum or articles or constating documents of the Company, the A SUB or the Vendor or any agreement to which the Vendor, the A SUB or the Company is a party; nor will they give any person or company any right to terminate or cancel any agreement or any right enjoyed by the Company or the A SUB; or to the best of the knowledge of the Vendor having acted in a commercially reasonable fashion, result in the creation or imposition of any lien, claim, encumbrance, charge or restriction of any nature in favour of a third party upon or against the assets of the Company or the A SUB or the Shares or the Argentina Shares.

(e) The Company does not own, directly or indirectly, any shares or interests in any other company or firm other than the A SUB.

(f)
The execution and delivery of this Agreement and all documents related to the Closing of the transaction contemplated in this Agreement have been or will on the Closing Date have been duly authorized by all necessary and appropriate corporate proceedings of both the Company and the Vendor.

5.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

5.1	The Purchaser represents and warrants that:

(a)
The Purchaser is a company duly incorporated under the Company Act of British Columbia, is not a reporting company, and is a valid and subsisting company in good standing with respect to the filing of annual reports with the Office of the Registrar of Companies of British Columbia.

(b)
Neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate the Memorandum or Articles of the Purchaser or any agreement to which the Purchaser is a party; nor will they result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature in favour of a third party upon or against the assets of the Company or the Shares.

(c) The Purchaser is not a non-Canadian as that term is defined in the Investment Canada Act.

5.2	Purchaser’s Authority

The Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to perform its obligations under this Agreement.

6.	VENDOR’S COVENANTS

The Vendor covenants and agrees with the Purchaser as follows:

6.1	Possession

At or before the Time of Closing, the Vendor will deliver to the Purchaser’s representative in Argentina or Cayman Islands, B.V.I., as the case may be, possession of all books, records, book accounts and lists of suppliers of the Company and the A SUB and all other documents, files, records and other data, financial or otherwise, relating to the Company and the A SUB, including without limitation the Technical Reports and Data.

6.2	Access to Books and Records on the Property

At any time up to the Closing Date, the Vendor will permit the Purchaser, and its auditors, solicitors and other authorized persons, to make such investigation of the Company and the A SUB and of each’s financial and legal condition as the Purchaser deems necessary or advisable to familiarize itself with such matters and to have reasonable access to all records, documents and other information related to the Company and the A SUB, including all working papers (internal and external) and details of accounts and inventories prepared, obtained or used in connection with the preparation of the Financial Statements.

6.3	Interim Management—Positive Covenants

From the date of this Agreement to the Closing Date, the Vendor will cause the Company and the A SUB to:

	(a)	carry on the business of the Company in the ordinary course, in a prudent, businesslike and efficient manner; and

	(b)	take reasonable care to protect and safeguard the assets of the Company.

6.4	Interim Management-Negative Covenants

From the date of this Agreement to the Closing Date, the Vendor will not permit the Company or the A SUB, without the prior consent in writing of the Purchaser, to:

	(a)	purchase or sell, consume or otherwise dispose of any of its assets except in the ordinary course of business;

	(b)	enter into any contract or assume or incur any liability except in the ordinary course of business and which is not material;

	(c)	settle any account receivable of a material nature at less than face value net of the reserve for that account;

	(d)	waive or surrender any material right;

	(e)	discharge, satisfy or pay any mortgage, pledge, deed of trust, lien, claim, encumbrance, charge, obligation or liability except in the ordinary course of business; or

	(f)	make any capital expenditure or commitment for any capital expenditure, distributions, share issuances or undertake any activity which will adversely affect the Company or the A SUB.

6.5           NSR Acquisition

At the request of the Purchaser, the Vendor agrees to use commercially reasonable efforts to assist the Purchaser to affect a purchase or release of the NSR upon the success of which the Purchaser will grant to the Vendor a 5% Net Profits Royalty on the terms set out on Schedule 4.

7.           PURCHASER’S COVENANTS

7.1         Payment on Commercial Production Decision

Upon the A SUB making a positive decision (a “Production Decision”) to proceed with development of the Property (being a decision to remove and recover for commercial profit ore, minerals and or mineral resources from any portion of the Property), the Purchaser will notify the Vendor and will pay to the Vendor the sum of $1,000,000, such amount to be paid within 60 days after such Production Decision.

7.2          Records

The Purchaser will maintain in safekeeping for 10 years following the Closing Date all financial records of the Company and the A SUB which are in the possession of the Company and(or) the A SUB on the Closing Date and which relate to the period before the Closing Date and will allow the Vendor access thereto if the Purchaser makes any claim against the Vendor relating to this Agreement, if the Vendor is investigated or audited by a taxation or other authority or for any other bona fide business purpose which is not adverse to the interests of the Company or the A SUB, as determined by the Purchaser acting reasonably.

7.3          The Company, the A SUB and the Property

So long as any payment contemplated in Section 3.1 remains outstanding, the Purchaser shall:

(a)	keep the Company and the A SUB free of indebtedness provided the Purchaser may defend rather than pay any claim for indebtedness which it disputes in good faith;

(b)	defend the Company and the A SUB from any claims in a commercially reasonable manner;

(c)	use reasonable commercial efforts to preserve and protect the Company, the A SUB and the property;

(d)	not make any modification of its ordinary course business practices in respect of its interest in the Property nor make any commitments in respect of the Property;

(e)
pay all government taxes, duties or other payments, make any minimum investments required by law, perform all acts and comply with all obligations under applicable law required to maintain the Company, the A SUB or the Property (excluding those portions of the Property previously abandoned by it as provided in this section) in good standing provided, at any time and from time to time, the Purchaser may elect to abandon any part or parts of the Property by giving notice to the Vendor of such election not less than 90 days prior to the proposed date of abandonment. Any abandonment notice shall identify the portion(s) of the Property which are slated for abandonment. Upon expiry of such 90 day period, the Purchaser’s obligation hereunder in respect of such abandoned interest shall terminate and thereafter the term “Property” as used in this Agreement will apply to those interests comprising the Property which have not been abandoned by the Purchaser. If requested by the Vendor, the Purchaser shall cause A SUB to execute documents transferring to the Vendor or its nominee title to any part or parts of the Property which the Purchaser is abandoning.

(f)	Provide copies of results from work done on the Property concurrently upon receipt of same.

8.           PURCHASER’S CONDITIONS OF CLOSING

8.1         Conditions

The obligations of the Purchaser under this Agreement are subject to the following conditions for the exclusive benefit of the Purchaser being fulfilled in all material respects in the reasonable opinion of the Purchaser at the Time of Closing or waived by the Purchaser at or before the Time of Closing or agreed by the Vendor and the Purchaser to be indemnified for by the Vendor:

(a)	the representations and warranties of the Vendor contained in this Agreement will be true and correct in all material respects on and as of the Closing Date;

(b)	the Vendor will have complied in all material respects with all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it on or before the Closing Date; and

(c)	no action or proceeding against the Company, the A SUB or the Vendor will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to:

(i)
enjoin or prohibit the purchase and sale of the Shares and ultimately the Argentina Shares contemplated by this Agreement or the right of the Purchaser to own the Shares or the Company to own the Argentina Shares;

(ii) enjoin or prohibit the right of the Company or the A SUB to conduct its operations in the ordinary course as its operations have been carried on in the past; or

(iii) constitute a material adverse change to or effect on the Company.

8.2          Release of Obligations

If any of the conditions in Section 8.1 are not fulfilled or waived, the Purchaser on the Closing Date may rescind this Agreement by notice in writing to the Vendor. In such event, the Purchaser shall be released from all obligations under this Agreement (except Section 11.12, which will continue in force for a period of one year since such rescission), and the Vendor will also be released (subject only to the survival of Section 11.12 for one year).

8.3          Waiver

The conditions in Section 8.1 may be waived in whole or in part without prejudice to any right of rescission or any other right in the event of the non-fulfilment of any other condition or conditions. A waiver will be binding only if it is in writing.

9.            VENDOR’S CONDITIONS OF CLOSING

9.1          Conditions

The obligations of the Vendor under this Agreement are subject to the following conditions for the exclusive benefit of the Vendor being fulfilled in all material respects in the reasonable opinion of the Vendor at the Time of Closing or waived by the Vendor at or before the Time of Closing or agreed by the Purchaser and the Vendor to be indemnified for by the Purchaser:

(a)	the representations and warranties of the Purchaser contained in this Agreement will be true and correct in all material respects on and as of the Closing Date;

(b)	the Purchaser will have complied in all material respects with all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it on or before the Closing Date; and

(c)
no action or proceeding against the Purchaser will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the purchase and sale of the Shares or ultimate sale of the Argentina Shares contemplated by this Agreement or the right of the Purchaser to own the Shares or the Argentina Shares.

9.2          Release of Obligations

If any of the conditions in Section 9.1 are not fulfilled or waived or indemnified for, the Vendor on the Closing Date may rescind this Agreement by notice in writing to the Purchaser. In such event, the Vendor shall be released from all obligations under this Agreement (except Section 11.12, which will continue in force for one year), and the Purchaser will also be released (subject only to the survival of Section 11.12 for one year).

9.3          Waiver

The conditions in Section 9.1 may be waived in whole or in part without prejudice to any right of rescission or any other right in the event of non-fulfillment of any other condition or conditions. A waiver will be binding only if it is in writing.

10.         CLOSING ARRANGEMENTS

10.1        Closing Location

The closing of the purchase and sale and the other transactions contemplated by this Agreement (the “Closing”) will take place at the Time of Closing or such earlier or later date as the parties may agree in writing.

10.2        Vendor’s Closing Documents

At the Closing, the Vendor will tender to the Purchaser:

(a)	resignations in writing, if requested by the Purchaser, of all directors and officers of the Company and the A SUB;

(b)
certified copies of resolutions of the directors of the Company authorizing the transfer of the Shares to and registration of the Shares in the name of the Purchaser and issue of new share certificates representing the Shares in the name of the Purchaser;

(c)	duly executed share certificates representing the Shares in the name of the Purchaser;

(d)	the register of members of the Company recording that the Purchaser is the holder of all issued and outstanding shares of the Company;

(e)	all corporate records and books of account of the Company including minute books, share registers and annual reports; and

(f)	the common seal of the Company, if any.

10.3        Purchaser’s Closing Documents

At the Closing, the Purchaser will tender to the Vendor:

(a)
a certified copy of a resolution of the directors of the Purchaser in form satisfactory to the Vendor, acting reasonably, authorizing the execution and delivery of this Agreement and the purchase of the Shares; and

(b)	a cheque payable to the Vendor for the amounts described in Sections 3.1(a).

11.         GENERAL

11.1       Reliance

The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the representations, warranties, covenants and agreements and other terms and conditions of this Agreement and that no information which is now known, which may become known or which could upon investigation have become known to the Purchaser or any of its present or future officers, directors or professional advisors in any way limits or extinguishes any rights the Purchaser may have against the Vendor, including without limitation, any right to indemnity under Section 11.12 of this Agreement.

11.2       Survival of Vendor’s Representations

The representations and warranties of the Vendor contained in this Agreement and in any document or certificate given under this Agreement will survive the Closing of the transactions contemplated by this Agreement for a period of two years only after the Closing Date and thereafter shall be extinguished.

11.3        Indemnification by the Vendor

The Vendor covenants and agrees to indemnify and save harmless the Purchaser from any loss, damage, liability, cost and expense (including without limitation any tax liability) suffered by the Purchaser directly or indirectly as a result of or arising out of (i) any material breach of representation, warranty, covenant or agreement of the Vendor contained in this Agreement and (ii) any unknown liability of the Company or the A SUB arising prior to the date hereof.

Claims under this Section 11.3 shall not exceed at any time and from time to time actual cash payments received by the Vendor provided the Purchaser may offset any claim against any future cash payments owing.

11.4        Survival of Purchaser’s Representations

The representations and warranties of the Purchaser contained in this Agreement and in any document or certificate given under this Agreement survive the Closing of the transactions contemplated by this Agreement for a period of one year only after the Closing Date and thereafter shall be extinguished.

11.5         Indemnification by the Purchaser

The Purchaser covenants and agrees to indemnify and save harmless the Vendor from any loss, damage, liability, cost and expense (including without limitation any tax liability) suffered by the Vendor directly or indirectly as a result of or arising out of any breach of representation, warranty, covenant or agreement of the Purchaser contained in this Agreement; and (ii) provided such loss, damage, liability, cost or expense relates to the period between closing and return transfer of the Shares, if any, arising as a result of the activities of the Purchaser or A SUB in respect of the Company, the A SUB or the Property.

The Purchaser covenants and agrees to indemnify and save harmless the Vendor from any loss, damage, liability, cost and expense (including without limitation any tax liability) suffered by the Vendor directly or indirectly provided such loss, damage, liability, cost or expense relates to the period between closing and return transfer of the Shares, if any, as a result of the ownership of the Shares and (or) the activities of the Purchaser in respect of the Property.

11.6         Notices

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by mailing the same postage prepaid or delivering the same addressed as follows:

To the Vendor:

Corriente Resources Inc.
520-800 West Pender Street
Vancouver, BC V6C 2V6
Facsimile No.: 604-687-0827

Attention: Mr. Ken Shannon

To the Purchaser:

CRS Copper Resources Corp.
1500-625 Howe Street
Vancouver, BC V6C 2T6
Facsimile No.: 604-684-0147

Attention: Mr. Ross Beaty

or to such other address as a party may specify by notice and shall be deemed to have been received, if delivered, on the date of delivery if it is a business day and otherwise on the next succeeding business day and, if mailed, on the fifth business day following the posting of the notice except if there is a postal dispute, in which case all communications shall be delivered.

11.7        Time of Essence

Time is of the essence of this Agreement.

11.8         Further Assurances

Each of the parties will execute and deliver such further documents and instruments and do such acts and things as may, before or after the Closing Date, be reasonably required by another party to carry out the intent and meaning of this Agreement and to assure to the Purchaser the Shares.

11.9         Proper Law

This Agreement will be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of British Columbia.

11.10        Entire Agreement

This Agreement contains the whole agreement between the Vendor and Purchaser pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions between the parties and there are no representations, warranties, covenants, conditions or other terms other than expressly contained in this Agreement.

11.11        Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party, such consent not to be unreasonably withheld. The Purchaser may, without consent, assign this Agreement to an entity controlled by it in which event any obligation or right herein to deliver shares of the Purchaser as payment may be fulfilled by such entity. No assignment of this Agreement shall be effective unless the assignee agrees in writing to assume and be bound by the obligations of the assigning party under this Agreement.

11.12        Confidentiality

(a)
Until Closing (and in the event this Agreement is not completed as a result of its termination on or before the Closing Date also from and after such termination), the Purchaser shall use reasonable commercial efforts to keep confidential and to cause its consultants, agents, advisors, lenders and solicitors to keep confidential all information, documentation and records obtained from the Vendor or its consultants, agents, advisors or solicitors with respect to the Property as well as any information arising out of the Purchaser’s access to the Vendor’s records and the Property and the Purchaser’s due diligence with respect thereto (collectively, in this Section 11.12, the “Confidential Information”). Until Closing, the Purchaser shall not use any Confidential Information for any purpose not related to this transaction. Nothing herein contained shall restrict or prohibit the Purchaser from disclosing the Confidential Information after the Closing or before the Closing to its consultants, agents, advisors, lenders and solicitors as long as the Purchaser requires that such parties maintain such information on a confidential basis to the same standard as required herein.

(b)	The Confidential Information shall not include:

	(i)	public information or information in the public domain at the time of receipt by the Purchaser or its consultants, agents, advisors, lenders and solicitors;

	(ii)	information which becomes public through no fault or act of the Purchaser or the Purchaser’s consultants, agents, advisors, lenders and solicitors;

	(iii)	information in the possession of the Purchaser not provided by the Vendor or the Vendor’s consultants, agents, advisors, lenders and solicitors;

	(iv)	information required to be disclosed by law (subject to subparagraph (d)); and

	(v)	information received in good faith from a third party lawfully in possession of the information and not in breach of any confidentiality obligations.

(c)
From and after Closing, the Vendor shall use reasonable commercial efforts to keep confidential and cause its consultants, advisors, agents, and solicitors to keep confidential this Agreement and its contents and all confidential information and financial statements relating to the Property. This Confidential Information shall not include:

	(i)	public information or information in the public domain at the time of receipt by the Vendor or its agents, consultants, advisors and solicitors;

	(ii)	information which becomes public through no fault or act of the Vendor or its agents, consultants, advisors, lenders and solicitors; and

	(iii)	information required to be disclosed by law (subject to subparagraph (d)).

(d)
If any party is required or requested by legal process to disclose any Confidential Information, such party will provide the other party with prompt notice of such requirement or request so that such other party may seek an appropriate protective order or waive compliance with the provisions of this requirement or both. If any party is compelled to disclose Confidential Information to any court or tribunal or else stand liable for contempt or suffer other censures or penalty, such party may disclose same without liability hereunder provided that, unless ordered by a court of competent jurisdiction to disclose such Confidential Information immediately, it shall give the other party advance written notice of the information to be disclosed and, at the request of such other party, shall seek to obtain assurances that such information will be accorded confidential treatment.

11.13        Arbitration

All disputes arising out of or in connection with this Agreement or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre. The appointing authority shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”. The place of arbitration shall be Vancouver, British Columbia, Canada. The arbitration shall be conducted in English. The arbitration shall be confidential.

11.14        Benefit and Binding Nature of the Agreement

This Agreement enures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

11.15        Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart of each such agreement shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

11.16        Facsimile Execution

An executed copy of this Agreement may be delivered by either party by facsimile. In such event, such party shall forthwith deliver to the other party an original copy of such agreement executed by such party.

11.17        No Representation to List

Any commitment herein to issue shares, or cause or commit to the issuance of shares is subject to applicable laws and regulatory approvals. Nothing herein shall be construed as a representation that CRS will be listed and posted for trading on a recognized exchange or quoted on any quotation and trade reporting system, or that application has been or will be made to list and post the security for trading on a recognized exchange or quote the security on any quotation and trade reporting system.

11.18        No Recovery of Expenses

Each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder and thereunder, whether or not this Agreement shall be signed, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants

AS EVIDENCE OF THEIR AGREEMENT the parties have executed this Agreement as of the date and year first above written.

CORRIENTE RESOURCES INC.

per: /s/ Ken Shannon
         Authorized Signatory

CRS COPPER RESOURCES CORP.

per: /s/ Robert Pirooz
         Authorized Signatory

SCHEDULE 1

FINANCIAL STATEMENTS OF A SUB AS OF NOVEMBER 30, 2002

(See attached)

SCHEDULE 2

MATERIAL CONTRACTS

Nil.

SCHEDULE 3

PROPERTY

CLAIMS	FILE Nº
1- CARLA	14.460
2- PAULA	14.461
3- TACALTO 6	15.727
4- TACALTO 8	15.834
5- TACA TACA I	7.578
6- TACA TACA II	7.579
7- TACA TACA III	7.580
7- TACA TACA IV	7.581
8- TACA TACA V	7.582
9- TACA TACA VI	7.583
10- TACA TACA VII	7.584
11- TACA TACA 8	15.948
12- PUNILLA V	15.478

SCHEDULE 4
NET PROFITS INTEREST ROYALTY

1.	Definitions: Whenever used herein, the terms set forth below shall have the meanings ascribed thereto. Such meanings shall apply equally to the singular and plural forms of these terms.

	(a)	“Capital Expenditure” shall mean all costs and expenditures for depreciable or depletable assets and expenditures for exploration operations, development operations and mine construction.

(b)
“Date of First Production” shall mean the first day of the month following which a mine (including any associated processing or treatment facilities) on the Property has operated for 30 consecutive days at not less than 75 percent of its designed capacity.

(c)
“Disbursements” shall mean all costs and expenditures of whatsoever nature (including, but not limited to, initial and replacement Capital Expenditures, interest costs, royalties and production payments of whatsoever nature or basis, ad valorem, sales and severance taxes and amounts reasonably accrued for reclamation expenses) attributable or allocable to the Property and/or to operations conducted with respect thereto, except income taxes. Disbursements shall include all costs and expenses incurred prior to the Date of First Production.

	(d)	“Net Profits” shall mean any excess of Receipts over its Disbursements, determined as of the date of computation in accordance with Section 2(a) below.

	(e)	“Net Profits Payments” shall mean that proportion of a Owner’s Net Profits to which Corriente is entitled, as determined in accordance with Section 2 below.

	(f)	“Owner” shall mean CRS Copper Resources Ltd. or assignee.

	(g)	“Property” means the Claims set out in Schedule “A”.

(i)
“Receipts” shall mean the fair market value of the minerals or concentrates produced from the Property calculated on the basis of prices, price formulae or price indicators that are, on the date of shipment for further processing or on the date of sale, as the case may be, representative of prices that are commercially justified, as evidenced by their having actually been obtained in the market place in arms length transactions involving the sale of minerals or concentrates in quantities and of quality comparable to the quantity and quality of the minerals or concentrates with respect to which the market value is being determined, less all costs in respect of the sale including, without limitation, transportation costs, marketing costs, rebates or other allowances made or given in connection with such sale. Transportation and marketing costs shall not exceed those that would be paid by a commercially prudent operator and rebates and other allowances shall be in accordance with normal industry practice for minerals or concentrates of a similar quality and quantity on the date of sale.

(h)
Receipts attributable to minerals or concentrates retained for further processing by a party shall be deemed realized at the concentrator serving the Property; Receipts attributable to minerals or concentrates sold to a successor entity, a related corporation or an affiliate shall be deemed realized at the point of shipment.

The parties agree that, to the extent they are representative of commercially justified prices, the market indicators designated in the following clauses (1) through (4) shall be used to determine market value:

(1)
Copper. The market value of copper mined and removed from the Property shall be the average, for the month in which the minerals are removed from the Property, of the daily afternoon London Metal Exchange (“LME”) spot price for copper for the month in which the minerals are removed from the Property.

	(2)	Lead and Zinc. The market value of lead and zinc shall be the average of the daily afternoon LME spot prices for lead and zinc for the month in which the minerals are removed from the Property.

(3)
Gold and Silver. The market value of gold and silver shall be the average of the afternoon London Metal Exchange (LME) spot fixings for gold or silver for the month in which the minerals are removed from the Property.

(4)
Other Minerals. The market value of payable minerals, other than copper, lead, zinc, gold and silver, that are mined and removed from the Property shall be established by using the average of market value indicators, comparable to those indicators described in clauses (1) through (3) above, for such other minerals for the month in which such other minerals are removed from the Property.

.
In the event that at the time of further processing or sale (as the case may be) any of the market indicators designated in clauses (1) through (4) above are no longer being published, are not in use in the market place, or are not representative of commercially justified prices, the parties in good faith shall select and establish new market indicators that are representative of commercially justified prices

	(i)	“Reserves” shall mean proven and probable reserves as determined for securities law reporting purposes.

2.	Computation of Net Profits and Net Profits Payments:

(a)
Net Profits. The Owner shall compute its Net Profits as of the end of each calendar quarter by calculating the excess of its Receipts for the quarter over its Disbursements for the quarter. If Disbursements in any quarter exceed the Receipts for that quarter, the excess of Disbursements over Receipts shall be carried forward to the following quarter and shall be deemed to constitute a Disbursement in the succeeding quarter. Receipts and Disbursements shall be determined by the accrual method.

	(b)	Attribution and Allocation of Receipts and Disbursements. In computing Net Profits, Receipts and Disbursements shall be attributed and allocated as follows:

		(i)	Any item of Receipts or Disbursements reasonably attributable solely to the Property, or any of it, shall be so attributed.

		(ii)	Any item not so attributable, shall be allocated as follows:

(1)
If minerals or concentrates produced from the Property are to be commingled with minerals or concentrates produced from other properties, the minerals or concentrates shall be weighed (or measured by volumetric survey, truck factors or other industry practices) and sampled separately prior to commingling so as to permit the computation of Net Profits Payments. Receipts from commingled minerals or concentrates shall be allocated based on the proportion of payable metal units contained within the commingled minerals or concentrates produced from the Property as compared to the total payable metal units contained within the commingled minerals or concentrates, with such adjustments for differences in the quality or grade of the minerals or concentrates produced from the Property as compared to the other commingled minerals or concentrates as may be warranted by the sampling done prior to commingling.

(2)
Costs of production operations, excluding Capital Expenditures, attributable both to minerals produced from the Property and to minerals produced from other properties shall be allocated based on the proportion of the tonnage of minerals produced from the Property to which the operating costs relate as compared to the total tonnage of minerals produced to which the operating costs relate.

(3)
Where ores from properties other than the Property are processed, Capital Expenditures shall be allocated based on the proportion of Reserves benefited by the expenditure that are located on the Property as compared to the total Reserves benefited by the Capital Expenditure. The determination of the amount of Reserves benefited by a Capital Expenditure shall be computed by the Owner on an annual basis. The allocation of Capital Expenditures shall be adjusted retroactively for any changes in the proportion of Reserves benefited by the Capital Expenditures that are located on the Property. If the adjustment results in an increase in the proportion of the Capital Expenditure allocable to the Property, the increase shall constitute a Disbursement for the calendar quarter in which the adjustment is made. If the adjustment results in a decrease in the proportion of the Capital Expenditure allocable to the Property, the decrease shall constitute a Receipt for the calendar quarter in which the adjustment is made. In determining the amount of Reserves benefited by a Capital Expenditure for an asset with a limited useful life, only those Reserves that it is anticipated will be mined or processed during the useful life of the asset shall be taken into consideration.

(4)
Overhead costs for each calendar quarter shall first be attributed, to the extent possible, to one or more of the categories of costs described in Sections (1), (2) and (3) above; the balance shall be allocated in the same proportion as the aggregate total of all other costs for the calendar quarter have been attributed and allocated.

(c)
“Net Profits Payments”. The Owner shall pay and account to Corriente Resources Inc. (“Corriente”) only for a Net Profits Payment equal to that Owner’s Net Profits from minerals produced from the Property multiplied by 5%.

3.
Payment of Net Profits Payments: On or before the last day of each calendar quarter, the Owner shall pay to Corriente the Net Profits Payment calculated as of the end of the preceding calendar quarter in accordance with Section 2(c) hereof.

4.
Reports: On or before the last day of each calendar quarter, the Owner shall furnish to Corriente a statement setting forth, in reasonable detail, the computation of the Net Profits of the Owner furnishing the statement and of the Net Profits Payment payable thereon for the previous calendar quarter to Corriente.

5.
Audits: Upon ten days prior notice from Corriente to the Owner, but not more than once per year, Corriente shall have the right to audit, at its sole expense, the records of the Owner relative to the computation of the Net Profits Payments. Any audit made pursuant to this Section shall be made at the principal offices of the Owner and during the normal business hours of the Owner. Corriente shall furnish to the Owner whose records were audited copies of the audit. The records of the Owner and any Net Profits Payments shall be adjusted to reflect the results of the audit.

Corriente shall have no right to audit the records of the Owner that are more than 6 months prior to the date of the audit. All records that are more than 6 months prior to the date of the audit, and all Net Profits Payments based thereon, shall be conclusive with respect to the Owner and Corriente.

6.
No Implied Covenants: Except as expressly provided to the contrary in the joint venture agreement, the Owner shall have no obligation to begin or prosecute exploration or development on the Property, nor to mine and remove all or any portion of the minerals thereon, therein or thereunder. If the Owner conducts exploration or development and other operations on the Property, such operations shall be performed only to the extent and at such time and locations, and by or with such methods as the Owner, shall deem desirable.

7.
Trading Activities: Corriente acknowledges that the Owner may from time to time undertake forward sale and(or) purchase contracts, spot-deferred contracts, and option and(or) other price hedging and price protection arrangements and mechanism and speculative purchases and sales forward, futures and option contracts, both on and off commodity exchanges (“Trading Activities”) in connection with metals derived from the Property. Such Trading Activities, and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of royalties due Corriente whether in connection with the determination of price, the date of sale, or the date any royalty payment is due.